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September 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Constellation Brands, Inc.

Schedule 13E-3 filed August 1, 2022

File No. 005-38227

Registration Statement on Form S-4 filed August 1, 2022

File No. 333-266434

On behalf of Constellation Brands, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated August 26, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule 13E-3 filed by the Company on August 1, 2022 (the “13E-3”) and Registration Statement on Form S-4 filed by the Company on August 1, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised each of the 13E-3 and Registration Statement in response to the Staff’s comments and is filing an amendment to the Schedule 13E-3 (the “Amended 13E-3”) and an amendment to the Registration Statement on Form S-4 (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Schedule 13E-3 and Registration Statement on Form S-4, each filed August 1, 2022

Reasons for the Reclassification; Fairness of the Reclassification, page 49

1.

Staff’s comment: Please refer to page 54 of the proxy statement/prospectus included in the registration statement on Form S-4. We note that the penultimate paragraph provides the disclosure described in Item 1014(a) of Regulation M-A, as required by Exchange Act Rule 13e-3(e) along with a brief discussion of some of the factors considered or not considered by the Board. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (i), (ii), (vii) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54-55 of the Amended Registration Statement.

2.

Staff’s comment: Please refer to page 57 of the proxy statement/prospectus and refer to our preceding comment. Please revise this section to either include the factors described in clauses (i), (ii) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant by the Sands Family Stockholders. If the procedural safeguard in Item 1014(d) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 57-58 of the Amended Registration Statement.

Summary of Centerview Financial Analysis—General, page 65

3.

Staff’s comment: Refer to the last paragraph in this section of the proxy statement/prospectus. Please revise the disclosure to explain the “discretionary fee” and quantify the maximum amount that the Special Committee may choose to pay.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer L. Lee by telephone at (212) 909-3021 or by email at jennifer.lee@kirkland.com or Carlo Zenkner at (212) 390-4109 or by email at carlo.zenkner@kirkland.com of Kirkland & Ellis LLP.

Sincerely,

/s/ Jennifer L. Lee
Jennifer L. Lee, Esq.

VIA E-MAIL

cc:

James O. Bourdeau, Esq.

Constellation Brands, Inc.

Carlo Zenkner, Esq.

Kirkland & Ellis LLP

David M. Silk, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz